Saipem

Via Martiri di Cefalonia 67
20097 San Donato Milanese (MI)
Telex: 310246 Eni-Saipem
Fax: 02/52044415
Tel. centralino: 02/5201

Società per Azioni
Sede Legale in San Donato Milanese
Via Martiri di Cefalonia 67
Capitale Sociale Euro 441.410.900 i.v.
Registro delle Imprese di Milano, Codice Fiscale 00825790157
Partita IVA: 00825790157
R.E.A. Milano n. 788744

Società soggetta all'attività di direzione
e coordinamento dell'Eni S.p.A.

Eni

07025883

SECURITIES AND EXCHANGE COMMISSION
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549
U.S.A.

Rif./Prot. SEGR/ 272
San Donato M.se, August 1 , 2007

Re: Saipem S.p.A. - File No. 82.4776

SUPPL

Dear Sirs,

Please find enclosed the following documents that are being furnished pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

- Second Quarter Report at 30th July 2007
- Saipem Press Release dated 9th July 2007
- Saipem Press Release dated 20th July 2007
- Saipem Press Release dated 23rd July 2007
- Saipem Press Release dated 24th July 2007

Each document indicates the file number in the upper right hand corner of each unbound page.

If you have any questions or comments or require further information, please contact Mr. Alessandro Bernini, telephone number -- (2) 52034293 or Mr. Michele Nebbioli, telephone number -- (2) 52054276.

Yours faithfully,

Saipem S.p.A.
Chief Financial Officer
(Alessandro Bernini)

Saipem

Eni

Saipem awarded two offshore contracts worth USD 230 million

San Donato Milanese (Milan), 9 July 2007 – Saipem has been awarded two new offshore contracts in Kazakhstan and Egypt worth a total value of USD 230 million.

Kazakhstan

Agip KCO awarded the Saipem and Aker Kvaerner unincorporated consortium a contract as part of the experimental programme of the Kashagan field development in the Caspian Sea. The contract includes early work activities for the hook-up and commissioning of the offshore facilities as well as for the inshore completion to be executed in the Kuryk yard. The scope of work also includes the procurement, refurbishment and preparation of five barges which will be converted into temporary living quarters and offices, as well as temporary barges for power generation, tool sheds and warehouses.

Egypt

Petrobel has awarded the Saipem and PMS consortium the contract for the laying of a 32" pipeline connecting the El-Gamil gas processing plant with an existing platform located in the Denise Pliocene gas field. The field is located 60 kilometres off the coast of Egypt in water depths of up to 85 metres. Saipem's scope of work includes engineering, project management, transportation and installation of the sealine and precommissioning. The marine activities will be carried out by Crawler vessel in the second half of 2007.

Saipem (43% owned by Eni) is a leader in the provision of engineering, procurement, project management and construction services for the oil & gas Industry, with unique capabilities in designing and executing large scale offshore and onshore projects. Saipem has a strong expertise in operating in deepwater and remote areas. It has significant technological competence in gas monetization and heavy oil exploitation.

Website: www.saipem.eni.it
Switchboard: +39-025201
Shareholder Information:
Saipem S.p.A., Via Martiri di Cefalonia, 67 - 20097 San Donato Milanese (MI), Italy
Relations with institutional investors and financial analysts:
Tel.: +39-02520.34653 Fax: +39-02520.54295
E-mail: investor.relations@saipem.eni.it

Saipem

Eni

Saipem awarded a new onshore contract in Nigeria worth approximately USD 210 million

San Donato Milanese, 20 July 2007 – Saipem has been awarded a new onshore contract in Nigeria worth approximately USD 210 million.

Shell Petroleum Development Company of Nigeria awarded Saipem the contract for the construction, installation and commissioning of a 30-inch onshore pipeline system, in Bayelsa and Rivers States, connecting the San Bartholomew Manifold to the Cawthorne Channel Junction Manifold Trunkline, spanning a total length of 46 kilometres. The contract also encompasses the decommissioning of the existing 28-inch pipeline and related facilities. Works will be completed by third quarter of 2008.

Saipem (43% owned by Eni) is a leader in the provision of engineering, procurement, project management and construction services for the oil & gas Industry, with unique capabilities in designing and executing large scale offshore and onshore projects. Saipem has strong expertise in operating in deepwater and remote areas. It has significant technological competence in gas monetization and heavy oil exploitation.

Website: www.saipem.eni.it
Switchboard: +39-025201
Shareholder Information:
Saipem S.p.A., Via Martiri di Cefalonia, 67 - 20097 San Donato Milanese (MI), Italy
Relations with institutional investors and financial analysts:
Tel.: +39-02520.34653 Fax: +39-02520.54295
E-mail: investor.relations@saipem.eni.it

Saipem

Eni

Saipem awarded four new drilling contracts worth USD 510 million

San Donato Milanese (Milan), 23 July 2007 – Saipem has been awarded four new drilling contracts worth a total value of USD 510 million. The contracts are for the charter of Saipem's Scarabeo 4 and Scarabeo 3 offshore drilling rigs in Egypt and Nigeria respectively, along with the charter of six onshore rigs in Saudi Arabia.

The first contract has been assigned to Saipem by IEOC (International Egyptian Oil Company), who will use Saipem's Scarabeo 4 off the coast of Egypt for 28 months with work commencing in the last quarter of 2007. Scarabeo 4 is a second-generation semi-submersible rig capable of operating in water depths of up to 500 metres and drilling to depths of up to 8,000 metres.

The second contract has been assigned to Saipem by Addax Petroleum, extending their charter of Saipem's semi-submersible Scarabeo 3 rig for use off the coast of Nigeria, for one year and taking effect at the end of the existing commitment. Scarabeo 3 is a second-generation semi-submersible rig capable of operating in water depths of up to 500 metres and drilling to depths of up to 8,000 metres.

Furthermore, Saudi Aramco has signed a three-year contract extension taking effect in the second half of 2007 for the charter of five Saipem's rigs that have been operating in Saudi Arabia on behalf of Saudi Aramco since 2000. Also in Saudi Arabia, Saipem has signed a contract with Eni Repsa for the charter of a new rig for a period of 12 months taking effect in the first quarter 2008.

Saipem (43% owned by Eni) is a leader in the provision of engineering, procurement, project management and construction services for the oil & gas Industry, with unique capabilities in designing and executing large scale offshore and onshore projects. Saipem has strong expertise in operating in deepwater and remote areas. It has significant technological competence in gas monetization and heavy oil exploitation.

Website: www.saipem.eni.it
Switchboard: +39-025201
Shareholder Information:
Saipem S.p.A., Via Martiri di Cefalonia, 67 - 20097 San Donato Milanese (MI), Italy
Relations with institutional investors and financial analysts:
Tel.: +39-02520.34653 Fax: +39-02520.54295
E-mail: investor.relations@saipem.eni.it

Eni Saipem

SECOND QUARTER REPORT AT JUNE 30, 2007

Approved by the Board of Directors at their meeting of July 24, 2007

A Joint Stock Company based in San Donato Milanese (MI), Italy
Fully paid-up Share Capital Euro 441,410,900
Fiscal Code and Milan Companies' Register
No. 00825790157

CONTENTS

Saipem is a subsidiary of Eni S.p.A.

Quarterly reports are not subject to audit.

ECONOMIC AND FINANCIAL DATA

(million euro)

Q2 2006	Q1 2007	Q2 2007	Q2 07 vs Q2 06		H1 2006	H1 2007	H1 07 vs H1 06
2,052	2,190	2,545	24.0	Revenues	3,095	4,735	53.0
151	179	230	52.3	Operating profit	244	409	67.6
96	115	153	59.4	Net profit	162	268	65.4
151	185	222	47.0	Cash flow (net profit plus depreciation)	265	407	53.6
133	252	269	102.3	Investments	231	521	125.5

	December 31, 2006	**June 30, 2007**
Net debt:		
- medium/long term	885	814
- short term	1,906	2,598
- cash	(1,322)	(1,792)
- receivables and other financial assets	(52)	(24)
	1,417	**1,596**

REVENUES BY BUSINESS SECTOR

(million euro)

Q2 2006	Q1 2007	Q2 2007	Q2 07 vs Q2 06		H1 2006	H1 2007	H1 07 vs H1 06
845	843	880	4.1	Offshore	1,438	1,723	19.8
1,060	1,178	1,486	40.2	Onshore	1,366	2,664	95.0
85	98	105	23.5	Offshore Drilling	173	203	17.3
62	71	74	19.4	Onshore Drilling	118	145	22.9
2,052	**2,190**	**2,545**	**24.0**	**Total**	**3,095**	**4,735**	**53.0**

REVENUES BY GEOGRAPHICAL AREA

(million euro)

Q2 2006	Q1 2007	Q2 2007	GEOGRAPHICAL AREA (*)	H1 2006	H1 2007
239	141	371	Italy	279	512
283	237	338	Rest of Europe	467	575
289	169	282	C.S.I. (**)	481	451
603	868	847	Rest of Asia	827	1,715
113	147	116	North Africa	202	263
395	416	413	West Africa	647	829
130	212	178	Americas	192	390
2,052	**2,190**	**2,545**	**Total**	**3,095**	**4,735**

(*) final destination of services.
(**) C.S.I. includes Kazakhstan and Azerbaijan.

NEW CONTRACTS AWARDED TO THE SAIPEM GROUP

(million euro)

	Q2		H1	
	2006	**2007**	**2006**	**2007**
Saipem SpA	905	252	1,071	808
Group companies	3,752	2,327	4,711	4,139
Total	**4,657**	**2,579**	**5,782**	**4,947**
Offshore	1,479	816	1,814	1,881
Onshore	2,342	1,596	2,969	2,773
Offshore Drilling	818	72	923	144
Onshore Drilling	18	95	76	149
Total	**4,657**	**2,579**	**5,782**	**4,947**



5,782
4,947
6,000
5,500
5,000
4,500
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
76
923
2,969
1,814
149
144
2,773
1,881
June 30, 2006
June 30, 2007
Onshore Drilling
Offshore Drilling
Onshore
Offshore

BACKLOG

(million euro)

	December 31, 2006	**June 30, 2007**
Offshore	4,182	**4,340**
Onshore	6,285	**6,394**
Offshore Drilling	2,247	**2,188**
Onshore Drilling	376	**380**
	13,090	**13,302**

BACKLOG BY GEOGRAPHICAL AREA

(million euro)

GEOGRAPHICAL AREA	December 31, 2006	**June 30, 2007**
Italy	1,280	**897**
Rest of Europe	1,681	**1,910**
Russia	528	**809**
Saudi Arabia	2,373	**2,129**
Rest of Asia	2,114	**1,889**
North Africa	819	**1,811**
West Africa	3,161	**2,850**
Americas	1,134	**1,007**
Total	13,090	**13,302**

BACKLOG BY GEOGRAPHICAL AREA AT
June 30, 2007


West Africa
2,850
Rest of Asia
1,889
North Africa
1,811
Americas
1,007
Russia
809
2,129
Saudi Arabia
897
Italy
Rest of Europe

BASIS OF PRESENTATION

The second quarter report at June 30, 2007, unaudited, has been prepared in accordance with the criteria defined by the Commissione Nazionale per le Società e la Borsa (CONSOB) in its regulation for companies listed on the Italian Stock Exchange.
Financial information relating to the profit and loss account are presented for the second quarter 2007 and for the second quarter 2006. Financial information relating to balance sheet data are presented at June 30, 2007 and December 31, 2006. Tables are comparable with those of 2006 financial statements and first half report.
The second quarter report at June 30, 2007 has been prepared in accordance with the evaluation and measurement criteria contained in the International Financial Reporting Standards (IFRS) issued by the International Accouting Standards Board (IASB) and adopted by the European Commission according to the procedure set forth in article 6 of the European Regulation (CE) No. 1606/2002 of the European Parliament and European Council of July 19, 2002.
With reference to Consob resolution no. 14990, dated April 14, 2005, the information disclosed in this quarterly report has been prepared in accordance with the provisions of Appendix 3D of Listed Companies regulations (Consob Regulation no. 11971 dated May 14, 1999 and subsequent amendments); for this reason, the provisions of IAS 34 – Interim Financial Statements have not been applied. This Report includes concise financial information in the following tables: balance sheet, income statement, variation to net equity and cash flow statement.

Unless otherwise indicated, data is expressed in millions of euros.

PRINCIPLES OF CONSOLIDATION

The principles of consolidation used in the preparation of this quarterly report are the same used in the preparation of the Consolidated and Statutory Financial Statements at December 31, 2006.

ECONOMIC RESULTS

Foreword

As previously stated, revenues and associated profit levels, particularly in the Offshore and Onshore sectors, and, to a lesser extent, in the Drilling sector, are not consistent over time, as they are influenced not only by market performance but also by climatic conditions and individual project schedules. Consequently, the results from any one particular fiscal period can vary significantly, thereby precluding a direct comparison with the same period in other fiscal years or extrapolation of figures from a single quarter to the entire year.

CONSOLIDATED INCOME STATEMENT

(million euro)

Q2 2006	Q1 2007	Q2 2007		H1 2006	H1 **2007**
2,052	2,190	2,545	**Operating revenues**	3,095	4,735
3	2	3	Other revenues and income	4	5
(1,538)	(1,616)	(1,904)	Purchases, services and other costs	(2,229)	(3,520)
(311)	(327)	(345)	Payroll and related costs	(523)	(672)
206	**249**	**299**	**GROSS OPERATING PROFIT**	**347**	**548**
(55)	(70)	(69)	Amortisation, depreciation and write-downs	(103)	(139)
151	**179**	**230**	**OPERATING PROFIT**	**244**	**409**
(27)	(30)	(27)	Financial expenses	(40)	(57)
17	13	15	Income from investments	24	28
141	**162**	**218**	**INCOME BEFORE INCOME TAXES**	**228**	**380**
(43)	(47)	(64)	Income taxes	(64)	(111)
98	**115**	**154**	**INCOME BEFORE MINORITY INTEREST**	**164**	**269**
(2)	–	(1)	Minority interest	(2)	(1)
96	**115**	**153**	**NET PROFIT**	**162**	**268**
151	**185**	**222**	**CASH FLOW (Net profit + Depreciation and amortisation)**	**265**	**407**

In line with the annual financial statements and the interim report, this quarterly report includes the reclassified consolidated income statement by destination of costs.
This reclassification is normally used to analyse the positive and negative income components, which determine the contribution from operations (i.e. operating profit before general and administrative expenses) for the various business sectors in which Saipem operates.

OPERATING PROFIT AND COSTS BY DESTINATION

(million euro)

Q2 2006	Q1 2007	Q2 2007		H1 2006	H1 2007
2,052	**2,190**	**2,545**	**Operating revenues**	**3,095**	**4,735**
(1,803)	(1,919)	(2,216)	Production costs	(2,685)	(4,135)
(16)	(14)	(8)	Idle costs	(31)	(22)
(28)	(26)	(33)	Selling expenses	(47)	(59)
(6)	(5)	(8)	Research and development costs	(8)	(13)
–	–	(2)	Other operating income (expenses), net	–	(2)
199	**226**	**278**	**CONTRIBUTION FROM OPERATIONS**	**324**	**504**
(48)	(47)	(48)	General and administrative expenses	(80)	(95)
151	**179**	**230**	**OPERATING PROFIT**	**244**	**409**

Second quarter

Revenues for the second quarter 2007 amounted to Euro 2,545 million, an increase of Euro 493 million versus those of the second quarter 2006, mainly due to higher levels of activity in the Offshore sector.

Operating costs amounted to Euro 1,904 million, an increase of approximately 23.8% versus those for the same period 2006. This increase in operating costs is due to the higher levels of activity generated during the quarter.

Labour costs amounted to Euro 345 million, an increase of approximately 10.9% versus the second quarter 2006.

General and administrative expenses in the second quarter 2007 amounted to Euro 47 million, a 6% increase versus the same quarter the previous year. This rise is significantly lower when compared to the growth in volumes (general and administrative expenses as a percentage of revenues fell from 2.4% in 2006 to 1.8% in 2007).

Operating profit for the second quarter 2007 stood at Euro 230 million, an increase of Euro 79 million versus the second quarter 2006. This increase is analysed in detail hereafter under the various business units.

HUMAN RESOURCES

The following table provides data comparing average employment levels at the end of 2006 and the first six months 2007.

AVERAGE WORKFORCE

	December 31, 2006	**June 30, 2007**
Italian personnel	5,397	6,431
Other nationalities	23,766	26,542
Total	**29,163**	**32,973**
Offshore	9,410	9,259
Onshore	13,399	16,269
Offshore Drilling	1,166	1,271
Onshore Drilling	2,755	3,221
Staff positions	2,433	2,953
Total	**29,163**	**32,973**
No. of engineers at end of period	**6,868**	**7,056**


30,000
25,000
20,000
15,000
10,000
5,000
0
December 31, 2006
June 30, 2007
Italian personnel
Other nationalities

CONSOLIDATED BALANCE SHEET AND FINANCIAL POSITION

The reclassified consolidated balance sheet aggregates the amount of assets and liabilities derived from the statutory balance sheet in accordance with functional criteria which consider the enterprise conventionally divided into the three fundamental areas focusing on resource investments, operations and financing. Management believes that the reclassified consolidated balance sheet provides useful information in assisting investors to assess the capital structure and to analyse its sources of funds and investments in fixed assets and working capital.

(million euro)

		December 31, 2006		June 30, 2007
Net tangible fixed assets		2,345		2,721
Net intangible fixed assets		849		806
		3,194		3,527
- Offshore	1,720		1,874	
- Onshore	603		590	
- Offshore Drilling	776		909	
- Onshore Drilling	95		154	
Financial investments		153		146
Non-current assets		**3,347**		**3,673**
Inventories		1,053		1,115
Trade and other receivables		3,261		3,673
Trade and other payables		(4,434)		(4,886)
Provisions for contingencies		(176)		(162)
Other income (expenses)		120		25
Net current assets		**(176)**		**(235)**
Net assets available for disposal and associated net financial debt		–		52
Employee termination indemnities		**(169)**		**(153)**
CAPITAL EMPLOYED		**3,002**		**3,337**
Net equity		**1,581**		**1,736**
Minority interest in net equity		**4**		**5**
Net debt		**1,417**		**1,596**
COVER		**3,002**		**3,337**
Leverage (net debt/shareholders' equity)		0.90		0.92
SHARES ISSUED AND OUTSTANDING		**441,410,900**		**441,410,900**

CAPITAL EXPENDITURE

(million euro)

Q2 2006	Q1 2007	Q2 2007		H1 2006	H1 2007
102	132	97	Offshore	186	229
12	23	32	Onshore	17	55
14	52	113	Offshore Drilling	20	165
5	45	27	Onshore Drilling	8	72
133	**252**	**269**	**Total**	**231**	**521**

Investments in the second quarter 2007 amounted to Euro 269 million (Euro 133 million in the second quarter 2006) and consisted of: maintenance, upgrading and expansion of the existing asset base, including works on the construction of the new semi-submersible platform Scarabeo 8, the new pipe lay vessel and the new ultra-deep water drillship Saipem 12000 (Euro 189 million); investments in vessels and equipment for specific projects, mainly in Saudi Arabia and preparatory works on Scarabeo 6 for operations in Egypt (Euro 26 million); capex to strengthen the operating bases/yards in Kazakhstan and West Africa (Euro 22 million); conversion of two tankers into FPSO units, due to operate respectively on Petrobras' Golfinho 2 field in Brazil and for Sonangol P&P in Angola (Euro 32 million). Investments in the first half 2007 amounted to Euro 521 million, versus Euro 231 million in the first half 2006.

VARIATION IN NET EQUITY

(million euro)

	H1 2006	H1 2007
Initial Group Net Equity	**1,630**	**1,581**
Group Net Profit	162	268
IAS 32 and 39 – treasury shares	(36)	(1)
IAS 32 and 39 – fair value hedging operations	80	21
Distribution of dividends	(82)	(126)
IFRS 3 – surplus price for Snamprogetti's acquisition	(440)	–
Other variations in Snamprogetti's net equity	15	–
Translation differences in foreign exchange	(20)	(7)
TOTAL VARIATION	**(321)**	**155**
Resulting Group Net Equity	**1,309**	**1,736**

The net equity during the first half 2007 increased by Euro 155 million due to the net income for the period (Euro 268 million), the distribution of dividends (Euro -126 million), the fair value of hedging operations (Interest Rate Swaps) (Euro 21 million), the value of treasury shares bought back to service incentive schemes (Euro -1 million), net of translation differences in foreign exchange and other variations (Euro -7 million).

RECLASSIFIED STATEMENT OF CASH FLOW AND VARIATION IN NET DEBT

(million euro)

Q2 2006	Q1 2007	Q2 2007		H1 2006	H1 2007
96	115	153	Group net income	162	268
2	–	1	Third party income	2	1
			Adjustments to reconcile cash generated from operating income before changes in working capital:		
55	76	65	Depreciation, amortisation and other non monetary items	87	141
65	48	68	Dividends, interests and income taxes	87	116
218	**239**	**287**	**Cash generated from operating income before variation in working capital**	**338**	**526**
(39)	1	84	Variation in working capital relating to operations	(206)	85
1	(5)	(130)	Dividends, interests and income taxes received (paid)	(14)	(135)
180	**235**	**241**	**Net cash flow from operations**	**118**	**476**
(133)	(252)	(269)	Investments in tangible and intangible fixed assets	(231)	(521)
–	–	–	Investments in acquisitions of consolidated companies	–	–
7	1	2	Disposals	7	3
54	**(16)**	**(26)**	**Free cash flow**	**(106)**	**(42)**
(36)	–	(6)	Buy-back of treasury shares	(36)	(6)
(82)	–	(126)	Cash flow from share capital and reserves	(82)	(126)
(1)	(4)	(1)	Exchange rate differentials and other variation concerning net financial debt	(*) (296)	(5)
(65)	**(20)**	**(159)**	**Variation in net debt**	**(520)**	**(179)**
1,467	**1,417**	**1,437**	**Net debt at beginning of period**	**1,012**	**1,417**
1,532	**1,437**	**1,596**	**Net debt at end of period**	**1,532**	**1,596**

(*) Includes the effects of the acquisition of Snamprogetti (Euro 298 million).

NET FINANCIAL DEBT

Net financial debt at June 30, 2007 amounted to Euro 1,596 million, representing an increase of Euro 179 million from December 31, 2006, and of Euro 159 million from March 31, 2007, due mainly to the high levels of capital expended during the period and the distribution of dividends.

NEW CONTRACTS

During the second quarter 2007, Saipem was awarded contracts amounting to Euro 2,579 million (compared to Euro 4,657 million in the second quarter 2006).
New contracts awarded to the Saipem Group during the first half 2007 amounted to Euro 4,947 million (Euro 5,782 million in the first half 2006).
The most significant orders awarded in the second quarter include:
Offshore:
- on behalf of Agip KCO, as part of the experimental phase of the Kashagan field development in the Caspian Sea, a contract comprising early work activities for the hook-up and commissioning of offshore facilities;
- on behalf of Petrobel, the Denise Pliocene contract in Egypt, comprising engineering, project management, transport and installation of a pipeline connecting the El-Gamil gas processing plant with an existing platform located in the Denise Pliocene gas field.

Onshore:
- on behalf of Sonatrach, an EPC contract for the engineering, procurement and construction of a crude oil treatment and stabilisation plant (UBTS, Unité de Traitement du Brut et de sa Stabilisation), comprising three trains, one maintenance unit, four stocking units and a 45-km pipeline transporting oil, water and gas;
- on behalf of Sakhalin Energy Ltd, additional works as part of the Sakhalin II project, comprising the laying of onshore pipelines, installation of compression and pumping stations and a terminal;
- on behalf of Cabinda Gulf Oil Company, the EPC "Malongo Base" contract in Angola, comprising engineering, procurement, construction and pre-commissioning of a pipeline and associated facilities.

Offshore Drilling:
- on behalf of Total Exploration & Production Angola, the one-year extension of the charter for the drillship Saipem 10000 in Angola;

Onshore Drilling:
- on behalf of PDVSA, the charter of five rigs in Venezuela, each of one-year duration;
- on behalf of Eni Exploration & Production, the one-year charter of a rig in Italy;
- on behalf of British Gas, the one-year charter of a new rig in Algeria;
- on behalf of Oil Technogroup, the one-year charter of a rig in Kazakhstan.

The backlog of the Saipem Group at June 30, 2007 stands at a record level of Euro 13,302 million.

In addition, at the end of June, Saipem received a letter of intent from Total, subject only to partners approval, for the five-year charter (plus the option for a further two years) of the new drillship Saipem 12000 for operations in West Africa. The order for the construction of the ship was placed with the Korean Shipyard Samsung at the beginning of May and its delivery is expected in the first quarter of 2010.

MANAGEMENT OUTLOOK FOR 2007

Better than expected results in the first half of 2007, the positive performance of projects under execution and the strong overall market performance underpin management's expectations of a further increase in net profit in 2007, which is now expected to grow by 30% versus 2006, with revenues expected to exceed Euro 9 billion.
This, despite the devaluation of US dollar - the currency in which approximately 70% of revenues are denominated - which has negatively impacted 2007 operating income by approximately Euro 27 million as compared with 2006.

The programme for the disposal of non-core assets started effectively in July with the sale (subject to the approval of the relevant antitrust authorities) of the Camom Group, operating in the industrial plant maintenance sector mainly in France, to Forclum, a French company belonging to the Eiffage Group. The sale price was Euro 47 million plus a share in the 2007 results, capped at Euro 2 million. The proceeds from this disposal programme are confirmed to be in the region of Euro 700 million, with a pre-tax capital gain amounting to approximately half of that sum.

Investments are progressing as planned and, as previously announced, the total capital expenditure for 2007 is forecast at approximately Euro 1.3 billion. Investments include, besides maintenance and upgrading of the existing asset base, the expansion of facilities in West Africa and Kazakhstan, capex in vessels and equipment for specific projects, the conversion of two FPSO units, the construction of the new pipe lay vessel and two ultra-deep water drilling rigs.

Forward-looking statements are based on a number of assumptions and expectations that could ultimately prove inaccurate, as they are subject to risks and variables outside the company's control. These include: currency fluctuations, interest rate fluctuations, the level of capital expenditure in the oil and gas industry, as well as other industries, political instability in areas where the Group operates, and actions by competitors. Moreover, contract execution is also subject to variables outside the company's control, such as weather conditions. Actual results could therefore differ materially from the forward-looking statements.

Analysis by business sector

Offshore:

(million euro)

Q2 2006	Q1 2007	Q2 2007	Q2 07 vs Q2 06		H1 2006	H1 2007	H1 07 vs H1 06
845	843	880	4.1	Revenues	1,438	1,723	19.8
(743)	(722)	(731)	- 1.6	Expenses	(1,265)	(1,453)	14.9
(21)	(37)	(36)	71.4	Depreciation and amortisation	(43)	(73)	69.8
81	84	113	39.5	Operating profit	130	197	51.5
1,479	1,065	816		New orders awarded	1,814	1,881	

The backlog as at June 30, 2007 amounted to Euro 4,340 million, of which 1,394 million will be realised in the second half 2007.

- Revenues for the first half 2007 amounted to Euro 1,723 million, representing a 20% increase compared to the same period 2006. This is mainly due to higher levels of activity in West Africa, the Far East and the Gulf of Mexico.

- The increase in margin is attributable to improved contract conditions and strong operational performance, as well as the release of contingencies, in the second quarter 2007, relating to projects that are nearing completion. Operating profit for the first half 2007 amounted to Euro 197 million, equal to 11.4% of revenues, versus Euro 130 million, equal to 9% of revenues in the first half 2006

Onshore:

(million euro)

Q2 2006	Q1 2007	Q2 2007	Q2 07 vs Q2 06		H1 2006	H1 2007	H1 07 vs H1 06
1,060	1,178	1,486	40.2	Revenues	1,366	2,664	95.0
(1,003)	(1,112)	(1,403)	39.9	Expenses	(1,284)	(2,515)	95.9
(16)	(12)	(12)	- 25.0	Depreciation and amortisation	(25)	(24)	- 4.0
41	54	71	73.2	Operating profit	57	125	119.3
2,342	1,177	1,596		New orders awarded	2,969	2,773	

The backlog as at June 30, 2007 amounted to Euro 6,394 million, of which 2,116 million will be realised in the second half 2007.

- Revenues for the first half 2007 amounted to Euro 2,664 million, representing a 95% increase versus the first half 2006. This increase is also due to the fact that Snamprogetti has been consolidated from the second quarter 2006.
- Operating profit for the first half 2007 amounted to Euro 125 million, equal to 4.7% of revenues, versus Euro 57 million, equal to 4.2% of revenues in the first half 2006. This increase in margin is attributable to high operational efficiency and improved contractual rates.

Offshore Drilling:

(million euro)

Q2 2006	Q1 2007	Q2 2007	Q2 07 vs Q2 06		H1 2006	H1 2007	H1 07 vs H1 06
85	98	105	23.5	Revenues	173	203	17.3
(50)	(52)	(56)	12.0	Expenses	(103)	(108)	4.9
(13)	(15)	(15)	15.4	Depreciation and amortisation	(26)	(30)	15.4
22	31	34	54.5	Operating profit	44	65	47.7
818	72	72		New orders awarded	923	144	

The backlog as at June 30, 2007 amounted to Euro 2,188 million, of which 173 million will be realised in the second half 2007.

- Revenues for the first half 2007 amounted to Euro 203 million, representing a 17.3% increase on the same period in 2006. This was attributable mainly to increased activity by the jack-up Perro Negro 4, the semi-submersible platform Scarabeo 5, as well as to higher contractual rates.

- Operating profit for the first half 2007 amounted to Euro 65 million, versus Euro 44 million in the first half 2006, with a margin on revenues rising from 25.4% to 32%. This growth, both absolute and in terms of profitability, is due to higher margins on rates and increased utilisation of rigs.

- Vessel utilisation in the first half 2007 was as follows:

Vessel	Days under contract	
Semi-submersible platform Scarabeo 3	181	
Semi-submersible platform Scarabeo 4	168	a
Semi-submersible platform Scarabeo 5	181	
Semi-submersible platform Scarabeo 6	161	b
Semi-submersible platform Scarabeo 7	181	
Drillship Saipem 10000	181	
Jack-up Perro Negro 2	118	a
Jack-up Perro Negro 3	181	
Jack-up Perro Negro 4	181	
Jack-up Perro Negro 5	181	

a = for the remaining days (to 181), the vessel underwent class reinstatement works.
b = for the remaining days (to 181), the vessel underwent upgrading works for a new contract.

Onshore Drilling:

(million euro)

Q2 2006	Q1 2007	Q2 2007	Q2 07 vs Q2 06		H1 2006	H1 2007	H1 07 vs H1 06
62	71	74	19.4	Revenues	118	145	22.9
(50)	(55)	(56)	12.0	Expenses	(96)	(111)	15.6
(5)	(6)	(6)	20.0	Depreciation and amortisation	(9)	(12)	33.3
7	10	12	71.4	Operating profit	13	22	69.2
18	54	95		New orders awarded	76	149	

The backlog as at June 30, 2007 amounted to Euro 380 million, of which 115 million will be realised in the second half 2007.

- Revenues for the first half 2007 amounted to Euro 145 million, representing a 22.9% increase compared to the same period 2006, attributable mainly to increased activity in North Africa and South America.

- Operating profit for the first half 2007 amounted to Euro 22 million, versus Euro 13 million in the first half 2006, with a margin on revenues rising from 11% to 15.2%. This growth, both absolute and in terms of profitability, is due to higher margins on rates and increased utilisation of rigs.

- Average utilisation of rigs in the first half 2007 stood at 97% (92% in the first half 2006); rigs were located as follows: 13 in Peru, 10 in Venezuela, 9 in Saudi Arabia, 5 in Algeria, 2 in Italy, 1 in Egypt, 1 in Kazakhstan and 1 in Ecuador.
  In addition 5 third-party rigs were deployed in Peru, 3 rigs by the joint-venture company SaiPar and 2 third-party rigs in Kazakhstan.

Eni Saipem

A Joint Stock Company with Registered Office
In San Donato Milanese, Italy
Full paid-up Share Capital
Euro 441,410,900
Fiscal Code and Milan Companies' Register
No. 00825790157
Switchboard +39-025201
Fax +39-0252054295
www.saipem.eni.it

Saipem: the Board of Directors approves second quarter results at June 30, 2007

- **Net profit for the second quarter of 2007 amounted to Euro 153 million, a 59.4% increase compared to the second quarter of 2006.**
- **Net profit for the first half of 2007 amounted to Euro 268 million, a 65.4% increase compared to the first half of 2006.**
- **New contracts won during the first half of 2007 amounted to Euro 4,947 million and the backlog at June 30, 2007 stood at Euro 13,302 million.**
- **Investments in the first half of 2007 amounted to Euro 521 million.**

San Donato Milanese, July 24, 2007. Today, the Board of Directors of Saipem S.p.A. reviewed the Saipem Group consolidated second quarter results at June 30, 2007, which have been prepared in compliance with the International Financial Reporting Standards and are not subject to audit.

(million euro)

Q2 2006	Q1 2007	Q2 2007	Q2 07 vs Q2 06		H1 2006	H1 2007	H1 07 vs H1 06
2,052	2,190	2,545	24.0	Revenues	3,095	4,735	53.0
151	179	230	52.3	Operating profit	244	409	67.6
96	115	153	59.4	Net profit	162	268	65.4
151	185	222	47.0	Cash flow (net profit plus depreciation)	265	407	53.6
133	252	269	102.3	Investments	231	521	125.5
4,657	2,368	2,579	- 44.6	New contracts	5,782	4,947	- 14.4

As previously stated, revenues and associated profit levels, particularly in the Offshore and Onshore sectors, and, to a lesser extent, in the Drilling sector, are not consistent over time, as they are influenced not only by market performance but also by climatic conditions and individual project schedules. Consequently, the results from any one particular fiscal period can vary significantly, thereby precluding a direct comparison with the same period in other fiscal years or extrapolation of figures from a single quarter to the entire year.

Investments in the second quarter of 2007 amounted to Euro 269 million (Euro 133 million in the second quarter of 2006) and consisted of: maintenance, upgrading and expansion of the existing asset base, including works on the construction of the new semi-submersible platform Scarabeo 8, the new pipe lay vessel and the new ultra-deep water drillship Saipem 12000 (Euro 189 million); investments in vessels and equipment for specific projects, mainly in Saudi Arabia and preparatory works on Scarabeo 6 for operations in Egypt (Euro 26 million); capex to strengthen the operating bases/yards in Kazakhstan and West Africa (Euro 22 million); conversion of two tankers into FPSO units, due to operate respectively on Petrobras' Golfinho 2 field in Brazil and for Sonangol P&P in Angola (Euro 32 million). Investments in the first half of 2007 amounted to Euro 521 million, versus Euro 231 million in the first half of 2006.

Net financial debt at June 30, 2007 amounted to Euro 1,596 million, representing an increase of Euro 179 million from December 31, 2006, and of Euro 159 million from March 31, 2007, due mainly to the high levels of capital expended during the period and the distribution of dividends.

New contracts and backlog
During the second quarter of 2007, Saipem was awarded contracts amounting to Euro 2,579 million (compared to Euro 4,657 million in the second quarter of 2006).
New contracts awarded to the Saipem Group during the first half of 2007 amounted to Euro 4,947 million (Euro 5,782 million in the first half of 2006).
The backlog of the Saipem Group at June 30, 2007 stands at a record level of Euro 13,302 million.

In addition, at the end of June, Saipem received a letter of intent from Total, subject only to partners approval, for the five-year charter (plus the option for a further two years) of the new drillship Saipem 12000 for operations in West Africa. The order for the construction of the ship was placed with the Korean Shipyard Samsung at the beginning of May and its delivery is expected in the first quarter of 2010.

Management outlook for 2007
Better than expected results in the first half of 2007, the positive performance of projects under execution and the strong overall market performance underpin management's expectations of a further increase in net profit in 2007, which is now expected to grow by 30% versus 2006, with revenues expected to exceed Euro 9 billion.
This, despite the devaluation of US dollar - the currency in which approximately 70% of revenues are denominated - which has negatively impacted 2007 operating income by approximately Euro 27 million as compared with 2006.

The programme for the disposal of non-core assets started effectively in July with the sale (subject to the approval of the relevant antitrust authorities) of the Camom Group, operating in the industrial plant maintenance sector mainly in France, to Forclum, a French company belonging to the Eiffage Group. The sale price was Euro 47 million plus a share in the 2007 results, capped at Euro 2 million. The proceeds from this disposal programme are confirmed to be in the region of Euro 700 million, with a pre-tax capital gain amounting to approximately half of that sum.

Investments are progressing as planned and, as previously announced, the total capital expenditure for 2007 is forecast at approximately Euro 1.3 billion. Investments include, besides maintenance and upgrading of the existing asset base, the expansion of facilities in West Africa and Kazakhstan, capex in vessels and equipment for specific projects, the conversion of two FPSO units, the construction of the new pipe lay vessel and two ultra-deep water drilling rigs.

2007 Stock Option Plan

In accordance with AGM resolution of April 30, 2007 and at the proposal of the Compensation Committee, the Board of Directors approved the implementation of the 2007 Stock Option Plan. This, in line with previous Saipem incentive plans, is an incentive tool aimed at improving the loyalty of executive managers directly responsible for Group results and/or holding strategic positions.

Specifically, the plan provides for the allocation of a total of 1,332,500 stock options, equal to 0.3% of Saipem's share capital; these will be assigned to 91 Group executive managers, including the Chairman, the Managing Director and the General Manager of Saipem S.p.A., who have received 127,500, 61,000 and 30,000 options respectively; the Chairman of Saipem s.a., with 61,000 options, and the Managing Director of Snamprogetti S.p.A. with 48,500 options.

The stock purchase price, as determined by the criteria set by the Shareholders' Meeting of April 30, 2007, is € 26.521, i.e. the higher price as between the official average share price recorded by the Telematic Stock Market of the Italian Stock Exchange (Borsa Italiana S.p.A.) through the month preceding the date of Stock Option allocation (today) and the average cost of treasury shares held by the company on the day preceding the date of Stock Option allocation. Assignees bear the full purchase price, as the plan does not provide for any reductions or concessions. A percentage of allocated options will be exercised as determined by the Board of Directors based on the achievement of the TSR performance of the Saipem share versus its six main international competitors by market capitalization over the three-year vesting period; individual stock allocations range from 1.5 to 4 times the gross annual remuneration, depending on managerial category; and stock options can be exercised three years after allocation – four years for managers resident in France – for a maximum subsequent period of three years. Allocated stock can be disposed of without restriction; whilst option rights are personal, they cannot be disposed of or transferred.

Forward-looking statements are based on a number of assumptions and expectations that could ultimately prove inaccurate, as they are subject to risks and variables outside the company's control. These include: currency fluctuations, interest rate fluctuations, the level of capital expenditure in the oil and gas industry, as well as other industries, political instability in areas where the Group operates, and actions by competitors. Moreover, contract execution is also subject to variables outside the company's control, such as weather conditions. Actual results could therefore differ materially from the forward-looking statements.

Contact details
Website: www.saipem.eni.it
Switchboard: +39-025201
Shareholder Information:
Saipem S.p.A., Via Martiri di Cefalonia, 67 - 20097 San Donato Milanese (MI), Italy

Relations with institutional investors and financial analysts:
Tel.: +39-02520.34653
Fax: +39-02520.54295
E-mail: investor.relations@saipem.eni.it

Analysis by business sector

Offshore:

(million euro)

Q2 2006	Q1 2007	Q2 2007	Q2 07 vs Q2 06		H1 2006	H1 2007	H1 07 vs H1 06
845	843	880	4.1	Revenues	1,438	1,723	19.8
(743)	(722)	(731)	- 1.6	Expenses	(1,265)	(1,453)	14.9
(21)	(37)	(36)	71.4	Depreciation and amortisation	(43)	(73)	69.8
81	84	113	39.5	Operating profit	130	197	51.5
1,479	1,065	816		New orders awarded	1,814	1,881	

The backlog as at June 30, 2007 amounted to Euro 4,340 million, of which 1,394 million will be realised in the second half of 2007.

- Revenues for the first half of 2007 amounted to Euro 1,723 million, representing a 20% increase compared to the same period 2006. This is mainly due to higher levels of activity in West Africa, the Far East and the Gulf of Mexico.

- The increase in margin is attributable to improved contract conditions and strong operational performance, as well as the release of contingencies, in the second quarter of 2007, relating to projects that are nearing completion. Operating profit for the first half of 2007 amounted to Euro 197 million, equal to 11.4% of revenues, versus Euro 130 million, equal to 9% of revenues in the first half of 2006

- The most significant orders awarded in the second quarter include:
  - on behalf of Agip KCO, as part of the experimental phase of the Kashagan field development in the Caspian Sea, a contract comprising early work activities for the hook-up and commissioning of offshore facilities;
  - on behalf of Petrobel, the Denise Pliocene contract in Egypt, comprising engineering, project management, transport and installation of a pipeline connecting the El-Gamil gas processing plant with an existing platform located in the Denise Pliocene gas field.

Onshore:

(million euro)

Q2 2006	Q1 2007	Q2 2007	Q2 07 vs Q2 06		H1 2006	H1 2007	H1 07 vs H1 06
1,060	1,178	1,486	40.2	Revenues	1,366	2,664	95.0
(1,003)	(1,112)	(1,403)	39.9	Expenses	(1,284)	(2,515)	95.9
(16)	(12)	(12)	- 25.0	Depreciation and amortisation	(25)	(24)	- 4.0
41	54	71	73.2	Operating profit	57	125	119.3
2,342	1,177	1,596		New orders awarded	2,969	2,773	

The backlog as at June 30, 2007 amounted to Euro 6,394 million, of which 2,116 million will be realised in the second half of 2007.

- Revenues for the first half of 2007 amounted to Euro 2,664 million, representing a 95% increase versus the first half of 2006. This increase is also due to the fact that Snamprogetti has been consolidated from the second quarter of 2006.

- Operating profit for the first half of 2007 amounted to Euro 125 million, equal to 4.7% of revenues, versus Euro 57 million, equal to 4.2% of revenues in the first half of 2006. This increase in margin is attributable to high operational efficiency and improved contractual rates.

- The most significant orders awarded in the second quarter include:
  - on behalf of Sonatrach, an EPC contract for the engineering, procurement and construction of a crude oil treatment and stabilisation plant (UBTS, Unité de Traitement du Brut et de sa Stabilisation), comprising three trains, one maintenance unit, four stocking units and a 45-km pipeline transporting oil, water and gas;
  - on behalf of Sakhalin Energy Ltd, additional works as part of the Sakhalin II project, comprising the laying of onshore pipelines, installation of compression and pumping stations and a terminal;
  - on behalf of Cabinda Gulf Oil Company, the EPC "Malongo Base" contract in Angola, comprising engineering, procurement, construction and pre-commissioning of a pipeline and associated facilities.

Offshore Drilling:

(million euro)

Q2 2006	Q1 2007	Q2 2007	Q2 07 vs Q2 06		H1 2006	H1 2007	H1 07 vs H1 06
85	98	105	23.5	Revenues	173	203	17.3
(50)	(52)	(56)	12.0	Expenses	(103)	(108)	4.9
(13)	(15)	(15)	15.4	Depreciation and amortisation	(26)	(30)	15.4
22	31	34	54.5	Operating profit	44	65	47.7
818	72	72		New orders awarded	923	144	

The backlog as at June 30, 2007 amounted to Euro 2,188 million, of which 173 million will be realised in the second half of 2007.

- Revenues for the first half of 2007 amounted to Euro 203 million, representing a 17.3% increase on the same period in 2006. This was attributable mainly to increased activity by the jack-up Perro Negro 4, the semi-submersible platform Scarabeo 5, as well as to higher contractual rates.
- Operating profit for the first half of 2007 amounted to Euro 65 million, versus Euro 44 million in the first half of 2006, with a margin on revenues rising from 25.4% to 32%. This growth, both absolute and in terms of profitability, is due to higher margins on rates and increased utilisation of rigs.
- During the second half of 2007, Total Exploration & Production Angola exercised their option to extend the charter of the drillship Saipem 10000 in Angola for another year.
- Vessel utilisation in the first half of 2007 was as follows:

Vessel	*Days under contract*	
Semi-submersible platform Scarabeo 3	181	
Semi-submersible platform Scarabeo 4	168	a
Semi-submersible platform Scarabeo 5	181	
Semi-submersible platform Scarabeo 6	161	b
Semi-submersible platform Scarabeo 7	181	
Drillship Saipem 10000	181	
Jack-up Perro Negro 2	118	a
Jack-up Perro Negro 3	181	
Jack-up Perro Negro 4	181	
Jack-up Perro Negro 5	181	

a = for the remaining days (to 181), the vessel underwent class reinstatement works.
b = for the remaining days (to 181), the vessel underwent upgrading works for a new contract.

Onshore Drilling:

(million euro)

Q2 2006	Q1 2007	Q2 2007	Q2 07 vs Q2 06		H1 2006	H1 2007	H1 07 vs H1 06
62	71	74	19.4	Revenues	118	145	22.9
(50)	(55)	(56)	12.0	Expenses	(96)	(111)	15.6
(5)	(6)	(6)	20.0	Depreciation and amortisation	(9)	(12)	33.3
7	10	12	71.4	Operating profit	13	22	69.2
18	54	95		New orders awarded	76	149	

- Revenues for the first half of 2007 amounted to Euro 145 million, representing a 22.9% increase compared to the same period of 2006, attributable mainly to increased activity in North Africa and South America.

- Operating profit for the first half of 2007 amounted to Euro 22 million, versus Euro 13 million in the first half of 2006, with a margin on revenues rising from 11% to 15.2%. This growth, both absolute and in terms of profitability, is due to higher margins on rates and increased utilisation of rigs.

- Average utilisation of rigs in the first half of 2007 stood at 97% (92% in the first half of 2006); rigs were located as follows: 13 in Peru, 10 in Venezuela, 9 in Saudi Arabia, 5 in Algeria, 2 in Italy, 1 in Egypt, 1 in Kazakhstan and 1 in Ecuador.
  In addition 5 third-party rigs were deployed in Peru, 3 rigs by the joint-venture company SaiPar and 2 third-party rigs in Kazakhstan.

- The most significant orders awarded in the second quarter include:
  – on behalf of PDVSA, the charter of five rigs in Venezuela, each of one-year duration;
  – on behalf of Eni Exploration & Production, the one-year charter of a rig in Italy;
  – on behalf of British Gas, the one-year charter of a new rig in Algeria;
  – on behalf of Oil Technogroup, the one-year charter of a rig in Kazakhstan.

Attachments:

- Reclassified Consolidated Balance Sheet and Reclassified Consolidated Income Statements by nature and destination of costs;
- Reclassified statement of cash flow.

RECLASSIFIED CONSOLIDATED BALANCE SHEET

(million euro)

	December 31, 2006		June 30, 2007	
Net tangible fixed assets		2,345		2,721
Net intangible fixed assets		849		806
		3,194		3,527
- Offshore	1,720		1,874	
- Onshore	603		590	
- Offshore Drilling	776		909	
- Onshore Drilling	95		154	
Financial investments		153		146
Non-current assets		**3,347**		**3,673**
Inventories		1,053		1,115
Trade and other receivables		3,261		3,673
Trade and other payables		(4,434)		(4,886)
Provisions for contingencies		(176)		(162)
Other income (expenses)		120		25
Net current assets		**(176)**		**(235)**
Net assets available for disposal and associated net financial debt		**-**		**52**
Employee termination indemnities		**(169)**		**(153)**
CAPITAL EMPLOYED		**3,002**		**3,337**
Net equity		**1,581**		**1,736**
Minority interest in net equity		**4**		**5**
Net debt		**1,417**		**1,596**
COVER		**3,002**		**3,337**
Leverage (net debt/shareholders' equity)		**0.90**		**0.92**
SHARES ISSUED AND OUTSTANDING		**441,410,900**		**441,410,900**

RECLASSIFIED CONSOLIDATED INCOME STATEMENTS
BY
NATURE OF COSTS

(million euro)

Q2 2006	Q1 2007	Q2 2007		H1 2006	H1 2007
2,052	2,190	2,545	Operating revenues	3,095	4,735
3	2	3	Other revenues and income	4	5
(1,538)	(1,616)	(1,904)	Purchases, services and other costs	(2,229)	(3,520)
(311)	(327)	(345)	Payroll and related costs	(523)	(672)
206	**249**	**299**	**GROSS OPERATING PROFIT**	**347**	**548**
(55)	(70)	(69)	Amortisation, depreciation and write-downs	(103)	(139)
151	**179**	**230**	**OPERATING PROFIT**	**244**	**409**
(27)	(30)	(27)	Financial expenses	(40)	(57)
17	13	15	Income from investments	24	28
141	**162**	**218**	**INCOME BEFORE INCOME TAXES**	**228**	**380**
(43)	(47)	(64)	Income taxes	(64)	(111)
98	**115**	**154**	**INCOME BEFORE MINORITY INTEREST**	**164**	**269**
(2)	–	(1)	Minority interest	(2)	(1)
96	**115**	**153**	**NET PROFIT**	**162**	**268**
151	**185**	**222**	**CASH FLOW (Net profit + Depreciation and amortisation)**	**265**	**407**

RECLASSIFIED CONSOLIDATED INCOME STATEMENTS
BY
DESTINATION OF COSTS

(million euro)

Q2 2006	Q1 2007	Q2 2007		H1 2006	H1 2007
2,052	2,190	2,545	Operating revenues	3,095	4,735
(1,803)	(1,919)	(2,216)	Production costs	(2,685)	(4,135)
(16)	(14)	(8)	Idle costs	(31)	(22)
(28)	(26)	(33)	Selling expenses	(47)	(59)
(6)	(5)	(8)	Research and development costs	(8)	(13)
–	–	(2)	Other operating income, net	–	(2)
199	**226**	**278**	**CONTRIBUTION FROM OPERATIONS**	**324**	**504**
(48)	(47)	(48)	General and administrative expenses	(80)	(95)
151	**179**	**230**	**OPERATING PROFIT**	**244**	**409**
(27)	(30)	(27)	Financial expenses	(40)	(57)
17	13	15	Income from investments	24	28
141	**162**	**218**	**INCOME BEFORE INCOME TAXES**	**228**	**380**
(43)	(47)	(64)	Income taxes	(64)	(111)
98	**115**	**154**	**INCOME BEFORE MINORITY INTEREST**	**164**	**269**
(2)	–	(1)	Minority interest	(2)	(1)
96	**115**	**153**	**NET PROFIT**	**162**	**268**
151	**185**	**222**	**CASH FLOW (Net profit + Depreciation and amortisation)**	**265**	**407**

RECLASSIFIED STATEMENT OF CASH FLOW

(million euro)

Q2 2006	Q1 2007	Q2 2007		H1 2006	H1 2007
96	115	153	Group net income	162	268
2	–	1	Third party income	2	1
			Adjustments to reconcile cash generated from operating income before changes in working capital:		
55	76	65	Depreciation, amortisation and other non monetary items	87	141
65	48	68	Dividends, interests and income taxes	87	116
218	**239**	**287**	**Cash generated from operating income before variation in working capital**	**338**	**526**
(39)	1	84	Variation in working capital relating to operations	(206)	85
1	(5)	(130)	Dividends, interests and income taxes received (paid)	(14)	(135)
180	**235**	**241**	**Net cash flow from operations**	**118**	**476**
(133)	(252)	(269)	Investments in tangible and intangible fixed assets	(231)	(521)
–	–	–	Investments in acquisitions of consolidated companies	–	–
7	1	2	Disposals	7	3
54	**(16)**	**(26)**	**Free cash flow**	**(106)**	**(42)**
(36)	–	(6)	Buy-back of treasury shares	(36)	(6)
(82)	–	(126)	Cash flow from share capital and reserves	(82)	(126)
(1)	(4)	(1)	Exchange rate differentials and other variation concerning net financial debt	(*) (296)	(5)
(65)	**(20)**	**(159)**	**Variation in net debt**	**(520)**	**(179)**
1,467	**1,417**	**1,437**	**Net debt at beginning of period**	**1,012**	**1,417**
1,532	**1,437**	**1,596**	**Net debt at end of period**	**1,532**	**1,596**

(*) Includes the effects of the acquisition of Snamprogetti (Euro 298 million).

END